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                              March 27, 2024

       Yongcheng Yang
       Chief Financial Officer
       China Green Agriculture, Inc.
       Third floor, Borough A, Block A. No. 181, South Taibai Road
       Xi   an, Shaanxi Province, PRC 710065

                                                        Re: China Green
Agriculture, Inc.
                                                            Amendment No. 1 to
Form 10-K for Fiscal Year Ended June 30, 2023
                                                            Filed December 15,
2023
                                                            File No. 001-34260

       Dear Yongcheng Yang:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Year Ended June 30, 2023

       General

   1. Please revise your annual report, as applicable, to provide more specific and prominent disclosures about the
legal and operational risks associated with China-based
                                                        companies. For
additional guidance, please see the Division of Corporation Finance's
                                                        Sample Letters to
China-Based Companies issued by the Staff in December 2021 and July
                                                        2023. In particular,
please ensure that any existing risk factor disclosure regarding the legal and operational
risks associated with your operations in China is updated to address the Sample Letters.
Please also provide responsive disclosure in Part I. Item 1. Business of the Form 10-K.
   2. To the extent that one or more of your officers and/or directors are located in China or
                                                        Hong Kong, please
create a separate Enforceability of Civil Liabilities section for the discussion of the
enforcement risks related to civil liabilities due to your officers and directors being located
in China or Hong Kong. Please identify each officer and/or
                                                        director located in
China or Hong Kong and disclose that it will be more difficult to enforce liabilities and
enforce judgments on those individuals. For example, revise to
 Yongcheng Yang
China Green Agriculture, Inc.
March 27, 2024
Page 2
      discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in a separate risk factor, which should contain disclosures consistent with the separate section.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Juan Grana at 202-551-6034 or Jessica Ansart at 202-551-4511 with any questions.



                                                             Sincerely,

FirstName LastNameYongcheng Yang                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
Comapany NameChina Green Agriculture, Inc.
                                                             Services
March 27, 2024 Page 2
cc:       Robert Zepfel, Esq.
FirstName LastName